8-26090 m

08027471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

| Providence | R.I. | 02903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco — 401-272-4700
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

| 40 Westminster Street | Providence | R.I. | 02903 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/18

## OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.**, as of **December 31, 2007,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President/Principal

Notary Public Susan Cascone

**Susan Cascone**
**Notary Public**
**Commission Expires** 06/19/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MERIDIEN FINANCIAL GROUP, INC.**

**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2007 and 2006**

| ASSETS | | 2007 | | 2006 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 145,799 | $ | 191,811 |
| Commissions receivable | | 140,057 | | 64,115 |
| Prepaid expenses | | 1,712 | | 933 |
| Furniture and office equipment, at cost, less accumulated depreciation 2007 $44,962; 2006 $42,565 | | 59,384 | | 39,064 |
| | $ | 346,952 | $ | 295,923 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
|---|---|---|---|---|
| LIABILITIES | | | | |
| Accounts payable | $ | 35,382 | $ | 28,382 |
| Commissions payable | | 131,684 | | 122,626 |
| Income taxes payable | | 20,347 | | 12,268 |
| | | 187,413 | | 163,276 |
| STOCKHOLDERS' EQUITY | | | | |
| Common stock, no par value; authorized 400 shares; issued 374 shares | | 20,125 | | 20,125 |
| Additional paid-in capital | | 41,378 | | 41,378 |
| Retained earnings | | 98,036 | | 71,144 |
| | | 159,539 | | 132,647 |
| | $ | 346,952 | $ | 295,923 |

See Notes to Financial Statements

**MERIDIEN FINANCIAL GROUP, INC.**

**STATEMENTS OF INCOME**
**Years Ended December 31, 2007 and 2006**

| | 2007 | 2006 |
|---|---|---|
| REVENUES | $ 1,395,719 | $ 1,355,857 |
| EXPENSES | | |
| Compensation costs | 908,162 | 932,466 |
| Secretarial services: | | |
| Affiliate | 217,500 | 108,000 |
| Other | 64,575 | 114,814 |
| Office supplies and expense | 61,873 | 37,065 |
| Depreciation | 7,978 | 8,546 |
| Rent expense | 10,800 | 10,800 |
| Postage and printing | 11,424 | 9,885 |
| Telephone | 9,815 | 8,057 |
| Maintenance | 85 | 799 |
| Travel and entertainment | 22,304 | 14,115 |
| Professional fees | 28,769 | 39,625 |
| Dues, subscriptions and licenses | 14,885 | 9,196 |
| Insurance | 12,225 | 13,459 |
| Management fees | 12,000 | 12,000 |
| Continuing education | 12,443 | 5,199 |
| Contributions | 1,950 | - |
| Utilities | 1,200 | 1,200 |
| | 1,397,988 | 1,325,226 |
| Operating income (loss) | (2,269) | 30,631 |
| OTHER INCOME (LOSS) | | |
| Interest income | 3,107 | 2,247 |
| Loss on disposal of equipment | (567) | - |
| Miscellaneous income | 35,000 | - |
| | 37,540 | 2,247 |
| Income before income taxes | 35,271 | 32,878 |
| INCOME TAXES | 8,379 | 9,382 |
| Net income | $ 26,892 | $ 23,496 |

See Notes to Financial Statements

## MERIDIEN FINANCIAL GROUP, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
**Years Ended December 31, 2007 and 2006**

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances at January 1, 2006 | $ 20,125 | $ 41,378 | $ 47,648 |
| Net income | - | - | 23,496 |
| Balances at December 31, 2006 | $ 20,125 | $ 41,378 | $ 71,144 |
| Balances at January 1, 2007 | $ 20,125 | $ 41,378 | $ 71,144 |
| Net income | - | - | 26,892 |
| Balances at December 31, 2007 | $ 20,125 | $ 41,378 | $ 98,036 |

See Notes to Financial Statements

**MERIDIEN FINANCIAL GROUP, INC.**

**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2007 and 2006**

| | 2007 | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 26,892 | $ 23,496 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | 7,978 | 8,546 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | (75,942) | 80,381 |
| Prepaid expenses | (779) | (448) |
| Increase (decrease) in: | | |
| Accounts payable | 7,000 | 4,109 |
| Accrued expenses | - | (28,585) |
| Commissions payable | 9,058 | (198,808) |
| Income taxes payable | 8,079 | (2,063) |
| Net cash used in operating activities | (17,714) | (113,372) |
| CASH FLOWS FROM INVESTING ACTIVITY | | |
| Purchase of property and equipment | (28,298) | (27,527) |
| Net cash used in investing activity | (28,298) | (27,527) |
| Net decrease in cash and cash equivalents | (46,012) | (140,899) |
| CASH AND CASH EQUIVALENTS | | |
| Beginning | 191,811 | 332,710 |
| Ending | $ 145,799 | $ 191,811 |

See Notes to Financial Statements

## MERIDIEN FINANCIAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS
**December 31, 2007 and 2006**

### Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Income taxes: Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

## Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2007 and 2006 consisted of the following:

| | 2007 | 2006 |
|---|---|---|
| Rent and utilities | $ 12,000 | $ 12,000 |
| Secretarial services | 217,500 | 108,000 |
| | $ 229,500 | $ 120,000 |

In addition, the Company paid commissions and management fees of $454,387 and $593,998 to the stockholders of the Company during 2007 and 2006, respectively.

## Note 4. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2007 and 2006 are as follows:

| | 2007 | 2006 |
|---|---|---|
| Current | | |
| Federal | $ 5,049 | $ 5,654 |
| State | 3,330 | 3,728 |
| | $ 8,379 | $ 9,382 |

## Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $77,070 which was in excess of its required net capital of $12,494. At December 31, 2006, the Company had net capital of $80,565 which was in excess of its required net capital of $10,885. At December 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was 2.43 to 1 and 2.03 to 1, respectively.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated February 20, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 20, 2008



40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

**MERIDIEN FINANCIAL GROUP, INC.**

**SCHEDULE I**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2007 and 2006**

| | 2007 | 2006 |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable | $ 35,382 | $ 28,382 |
| Commissions payable | 131,684 | 122,626 |
| Income taxes payable | 20,347 | 12,268 |
| Total aggregate indebtedness | $ 187,413 | $ 163,276 |
| Minimum required net capital | $ 12,494 | $ 10,885 |
| NET CAPITAL | | |
| Stockholders' equity | $ 159,539 | $ 132,647 |
| Deductions: | | |
| Furniture and office equipment, net | 59,384 | 39,064 |
| Prepaid expenses | 1,712 | 933 |
| Nonallowable receivables, 12b-1 fees | 21,373 | 12,085 |
| Net capital | 77,070 | 80,565 |
| Minimum required net capital | 12,494 | 10,885 |
| Capital in excess of minimum requirement | $ 64,576 | $ 69,680 |
| Ratio of aggregate indebtedness to net capital | 2.43 to 1 | 2.03 to 1 |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007 and 2006)

| | 2007 | 2006 |
|---|---|---|
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ 77,070 | $ 80,215 |
| Financial statement reclassification | - | 350 |
| Net capital per above | $ 77,070 | $ 80,565 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 187,413 | $ 163,626 |
| Financial statement reclassification | - | 350 |
| Total aggregate indebtedness | $ 187,413 | $ 163,276 |

**MERIDIEN FINANCIAL GROUP, INC.**

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2007 and 2006**

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

**MERIDIEN FINANCIAL GROUP, INC.**

**SCHEDULE III**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2007 and 2006**

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

**MERIDIEN FINANCIAL GROUP, INC.**

**SCHEDULE IV**

**SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS**
**December 31, 2007 and 2006**

| | |
|---|---|
| SEGREGATION REQUIREMENTS | N/A |
| FUNDS ON DEPOSIT IN SEGREGATION | N/A |



END